UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Amplify Energy Corp.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, $0.0001 par value

(Title of Class of Securities)

032113102

(CUSIP Number of Class of Securities)

Martyn Willsher

Senior Vice President and Chief Financial Officer

500 Dallas Street, Suite 1700

Houston, Texas 77002

(713) 490-8900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Matthew R. Pacey

Kirkland & Ellis LLP

609 Main Street, Suite 4500

Houston, TX 77002

(713) 836-3600

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$35,000,004	$4,242.00

(1)

The transaction valuation is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 2,916,667 shares of common stock, par value $0.0001 per share, at the offer price of $12.00 per share.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,242.00	Filing Party: Amplify Energy Corp.
Form or Registration No.: Schedule TO	Date Filed: November 19, 2018

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “Commission”) on November 19, 2018 (the “Schedule TO”) relating to the offer by Amplify Energy Corp., a Delaware corporation (“Amplify” or the “Company”), to purchase for cash shares of its common stock, par value $0.0001 per share (the “Shares”), at a fixed price per Share, upon the terms and subject to the conditions described in the Offer to Purchase, dated November 19, 2018, as amended by this Amendment (the “Offer to Purchase”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal, as amended by this Amendment (the “Letter of Transmittal” and, together with the Offer to Purchase, as they have been or may be amended or supplemented from time to time, the “Tender Offer”), a copy of which was filed as Exhibit (a)(1)(B) to the Schedule TO.

The purpose of this Amendment is to amend and supplement the Schedule TO and the Tender Offer. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in this Schedule TO, the Offer to Purchase and the Letter of Transmittal remains unchanged. This Amendment should be read with the Schedule TO, the Offer to Purchase and the Letter of Transmittal.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

On December 7, 2018, the Company issued a press release announcing the extension of the Tender Offer until 11:59 p.m., New York City time, on Tuesday, December 18, 2018. As amended, the Tender Offer, the proration period and withdrawal rights will now expire at 11:59 p.m., New York City time, on Tuesday, December 18, 2018, unless further extended or earlier terminated. Payments of the tender consideration for the shares validly tendered and not withdrawn on or prior to the expiration date and accepted for purchase will be made promptly after the expiration date. A copy of the press release is filed as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.

The Depositary has advised the Company that, as of 5:00 p.m., New York City time, on Thursday, December 6, 2018, an aggregate of 1,242,691 Shares were properly tendered and not properly withdrawn.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description

(a)(5)(B)	Press release dated December 7, 2018.

Amendments to the Offer to Purchase and the Other Exhibits to the Schedule TO

All references to “5:00 p.m., New York City time, on December 10, 2018” in the Offer to Purchase and Letter of Transmittal are hereby amended and replaced with “5:00 p.m., New York City time, on December 11, 2018”. All references to “11:59 p.m., New York City time, on Monday December 17, 2018” in the Offer to Purchase, Letter of Transmittal, Notice of Guaranteed Delivery (Exhibit (a)(1)(C) to the Schedule TO), Letter to Brokers, Dealers, Commercial Banks, Trust Companies, and Other Nominees (Exhibit (a)(1)(D) to the Schedule TO) and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(E) to the Schedule TO) (the “Letter to Clients”) are hereby amended and replaced with “11:59 p.m., New York City time, on Tuesday, December 18, 2018”. All references to “11:59 p.m., New York City time, on Wednesday, January 16, 2019” in the Offer to Purchase and Letter to Clients are hereby amended and replaced with “11:59 p.m., New York City time, on Thursday, January 17, 2019”. The Offer to Purchase and Items 1 through 9 and 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in any of the foregoing exhibits, are hereby amended and supplemented to reflect the same.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMPLIFY ENERGY CORP.

By:	/s/ Martyn Willsher
Name: Martyn Willsher
Title: Senior Vice President and Chief Financial Officer

Date: December 7, 2018

3